Exhibit 99.5

Byard Harold Maclean, P.Eng.
SNC Lavalin Incorporated
Suite 1800 - 1075 West Georgia Street
Vancouver, British Columbia
V6E 3C9 Canada

August 9, 2011

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:	Consent of Qualified Person
Canadian Zinc Corporation (the "Company")
Filing of Prairie Creek Property Northwest Territories,Canada Technical Report

I, Byard Harold Maclean, hereby consent to: (a) the public filing of the technical report entitled "Prairie Creek Property Northwest Territories, Canada Technical Report" dated effective June 15th 2012 (the "Technical Report") in support of the news release issued by the Company dated June 27th, 2012 (the "News Release"); and (b) the use of extracts from, and a summary of, the Technical Report in the News Release.

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the parts of the Technical Report for which I am responsible.

Sincerely,

/s/ Byard Harold Maclean
Byard Harold Maclean, P.Eng.